IXI Mobile, Inc.
P.O. Box 2543
17 Hatidhar Street
Ra’anana, 43665 Israel

May 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:  Larry Spirgel

Re:	IXI Mobile, Inc.
Registration Statement on Form S-1 (File No. 333-148767)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IXI Mobile, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-148767, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on January 22, 2008.

At this time, due to current public market conditions, the Company has determined not to proceed with the public offerings contemplated by the Registration Statement because it is no longer contractually required to do so.  The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offerings described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  Please forward a copy of the Order to the undersigned via facsimile to the Company’s legal counsel, James W. Hackett, Jr. of Choate, Hall & Stewart LLP, via facsimile at (617) 248-4000.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact James W. Hackett, Jr. of Choate, Hall & Stewart LLP by telephone at (617) 248-2133 or by fax at (617) 248-4000.  Thank you for your attention to this matter.

Sincerely,

IXI Mobile, Inc.

By:  __/s/ Moshe Levinson __________
Name: Moshe Levinson
Title: Special Interim Chief Executive  Officer

cc:           James W. Hackett, Jr.